Exhibit 12

Lockheed Martin Corporation

Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratios)

	Six Months Ended	Six Months Ended	Years Ended December 31,
	June 26, 2016	June 28, 2015	2015	2014	2013	2012	2011
Earnings
Earnings from continuing operations before income taxes	$2,534	$2,609	$5,023	$5,258	$4,155	$4,072	$3,631
Interest expense	330	197	443	340	350	383	354
Undistributed earnings from equity investees, net	(77)	(31)	(83)	(91)	(91)	20	(104)
Portion of rents representative of the interest factor	11	15	36	41	48	48	59
Earnings from continuing operations before income taxes, as adjusted	$2,798	$2,790	$5,419	$5,548	$4,462	$4,523	$3,940
Fixed Charges
Interest expense	$330	$197	$443	$340	$350	$383	$354
Portion of rents representative of the interest factor	11	15	36	41	48	48	59
Total fixed charges	$341	$212	$479	$381	$398	$431	$413

Ratio of Earnings to Fixed Charges	8.2	13.2	11.3	14.6	11.2	10.5	9.5

The ratio of earnings to fixed charges is a measure of our ability to meet the interest requirements of our outstanding debt securities and leases with current period earnings. A positive ratio indicates that earnings are sufficient to cover our current interest requirements.